UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

January 8, 2019

Date of Report (Date of earliest event reported)

Encana Corporation

(Exact name of registrant as specified in its charter)

Canada	1-15226	98-0355077
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 4400, 500 Centre Street SE, PO Box 2850

Calgary, Alberta, Canada, T2P 2S5

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (403) 645-2000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01    Other Events.

Each of Steven W. Nance and Thomas G. Ricks has executed a consent in accordance with Rule 438 promulgated under the Securities Act of 1933, as amended. Such consents are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are incorporated by reference into and as exhibits to Encana Corporation’s Registration Statement on Form S-4 (File No. 333-228666).

ITEM 9.01     Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description

Exhibit 99.1	Consent of Steven W. Nance

Exhibit 99.2	Consent of Thomas G. Ricks

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana Corporation (“Encana”) and Newfield Exploration Company (“Newfield”), Encana has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Encana and Newfield that also constitutes a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on December 26, 2018 and Encana and Newfield commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective shareholders on or about January 8, 2018 in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors may also obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Encana through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders may obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield are available free of charge on Newfield’s website or by contacting investor relations.

Participants in the Merger Solicitation

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Joint Proxy Statement/Prospectus described above filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of

Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This communication contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. FLS include: timing of closing of the transaction; and the expectation that the closing conditions, including shareholder approvals and regulatory approvals, will be satisfied. Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: ability to satisfy closing conditions, regulatory and shareholder approvals; future commodity prices and differentials; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these business outcomes include: ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction; commodity price volatility; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; and other risks and uncertainties impacting Encana’s business, as described in its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this communication and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. FLS contained in this communication are expressly qualified by these cautionary statements.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 99.1	Consent of Steven W. Nance

Exhibit 99.2	Consent of Thomas G. Ricks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 8, 2019

ENCANA CORPORATION
(Registrant)

By:	/s/ Dawna I. Gibb
Name: Dawna I. Gibb
Title: Assistant Corporate Secretary

Exhibit 99.1

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby consents to being named and described in the Registration Statement on Form S-4 (File No. 333-228666) and any supplements and amendments thereto (together with the joint proxy statement/prospectus included therein, the “Registration Statement”), and in any related prospectus filed pursuant to Rule 424 promulgated under the Securities Act, filed by Encana Corporation (“Encana”), with the Securities and Exchange Commission, as a person about to become a director of Encana, immediately after the effective time of the merger contemplated by the Agreement and Plan of Merger, dated as of October 31, 2018, by and among Encana, Neapolitan Merger Corp., a wholly owned subsidiary of Encana, and Newfield Exploration Company. The undersigned also consents to the filing of this consent as an exhibit to a Current Report on Form 8-K to be incorporated by reference into the Registration Statement.

By:	/s/ Steven W. Nance
Name:	Steven W. Nance

Date: January 8, 2019

Exhibit 99.2

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby consents to being named and described in the Registration Statement on Form S-4 (File No. 333-228666) and any supplements and amendments thereto (together with the joint proxy statement/prospectus included therein, the “Registration Statement”), and in any related prospectus filed pursuant to Rule 424 promulgated under the Securities Act, filed by Encana Corporation (“Encana”), with the Securities and Exchange Commission, as a person about to become a director of Encana, immediately after the effective time of the merger contemplated by the Agreement and Plan of Merger, dated as of October 31, 2018, by and among Encana, Neapolitan Merger Corp., a wholly owned subsidiary of Encana, and Newfield Exploration Company. The undersigned also consents to the filing of this consent as an exhibit to a Current Report on Form 8-K to be incorporated by reference into the Registration Statement.

By:	/s/ Thomas G. Ricks
Name:	Thomas G. Ricks

Date: January 8, 2019